Filed by Tidewater Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: GulfMark Offshore, Inc.

Commission File No.: 001-33607

Employee Town Hall Script

WELCOME (Title Slide)

•	Thank you all for joining me for this important discussion about the news we announced this morning that Tidewater and GulfMark will be combining our companies.

•	Our goal today is for all of you to better understand what we have announced and why we are taking this step, as well as explain what this news means for Tidewater’s customers and other stakeholders.

•	We are webcasting this meeting to our other locations and recording it so that our colleagues who cannot join us live can watch it later.

SAFE HARBOR

•	Before we continue, we are required by law to acknowledge that this conversation includes forward-looking statements.

•	That means that we’ll be sharing our expectations about the combined company and its operations after the merger, and we need to acknowledge that the future is inherently uncertain and that developments may happen in a way not as anticipated or projected.

WHAT WE ANNOUNCED (slide 1)

•	With that housekeeping item out of the way, let’s begin.

•	As you all likely know by now, we announced this morning that Tidewater will be combining with GulfMark.

•	The combined company will keep the Tidewater name and brand, and I will continue to lead the company as CEO.

•	Now, I’d like to walk through what that means and why we are taking this exciting step.

•	The Boards of Directors of both companies have unanimously approved a definitive agreement to merge the companies. This combination will create the leader in the global offshore support vessel market.

•	We will be positioned to capitalize on significant cost synergies and superior growth opportunities as the OSV sector recovery gains traction.

•	Tidewater is purchasing GulfMark in what’s called an “all-stock” deal, which means that we are paying for this transaction with Tidewater shares. That means GulfMark’s current shareholders will become owners of Tidewater, and will have the opportunity to participate in the potential future upside of the combined company.

.	| 1

Employee Town Hall Script

•	Once the deal closes, GulfMark’s current shareholders will own roughly 27% of the new, larger Tidewater. To reflect that, we are expanding our Board of Directors to 10 members with the addition of three current GulfMark directors.

CREATING THE LARGEST GLOBAL OSV PROVIDER (slide 2)

•	After the deal closes, we’ll have the industry’s largest fleet with the broadest global operating footprint.

•	In fact, the transaction creates the largest OSV global company by all critical metrics including fleet size, operating footprint, Enterprise Value and Equity Value.

•	By combining the Tidewater and GulfMark fleets through this merger, Tidewater will be better able to support customers across geo-markets and water depths.

•	We think employees will benefit from being part of a market leader with a strong financial foundation.

•	We also see opportunities to improve utilization with the combined company’s footprint.

GOOD FOR CUSTOMERS (slide 3)

•	This is a great development for our company, but it’s also great for our customers.

•	Customers will have enhanced access to superior, cost-effective customer service with our unwavering commitment to safety.

•	The bottom line is that we’ll have more to offer our customers in more places.

RIGHT VESSELS IN THE RIGHT PLACES (slide 4)

•	One of the most compelling elements of this transaction is how this positions us globally, with the right vessels in the right places versus our competitors.

•	With this combination, Tidewater gains a strong position in the recovering North Sea offshore sector, and it strengthens our footprint in the Americas, particularly in the Gulf of Mexico and Caribbean Sea, and in Southeast Asia.

•	This combination also adds high-quality Tier 1 assets. We add 21 Tier 1 vessels and together will own and operate 102 Tier 1 vessels with an average age of 6.5 years, which enhances our ability to compete and win globally as the market recovery progresses.

•	Finally, as the market recovers and we see pricing improvements in the market, we’ll be poised to benefit from margin expansion as we improve utilization rates for currently active vessels and also reactivate some of each company’s currently inactive vessels.

.	| 2

Employee Town Hall Script

BEST POSITIONED TO PARTICIPATE IN MARKET RECOVERY (slide 5)

•	On the last slide, I mentioned how tier 1 assets would enhance our ability to compete and win as the market recovery progresses.

•	I want to spend a bit more time talking about just how well-positioned Tidewater will be as a result of this combination.

•	Put simply, this combination makes Tidewater the global offshore support vessel market leader best positioned for accelerated growth.

•	First of all, we cannot overstate how important it is to be deploying the industry’s largest fleet of Tier 1 vessels at this time. As you know, Tier 1 vessels are larger, newer and more technically sophisticated vessels, and that’s what many of our customers are looking for.

•	The combination of GulfMark with our Troms Offshore operation establishes Tidewater as a scale player in key North Sea market, which is seeing improved activity levels, and is expected to continue benefiting from the recovery given its large development fields and further decommissioning activity.

STRONGEST FINANCIAL POSITION IN OSV SECTOR (slide 5)

•	As you know, the volatility of our industry can be challenging. That’s why we felt it was important to do a deal that preserves Tidewater’s balance sheet flexibility and strong liquidity position.

•	The combined company will have unparalleled financial strength in the sector, allowing Tidewater to achieve and maintain market leadership in varying market conditions.

•	With this enhanced financial strength, Tidewater will be well positioned to pursue additional acquisitions when we see the right opportunities to continue to grow in this highly fragmented industry.

WHAT HAPPENS NEXT? (slide 7)

•	You may have noticed by now that I have referred to the close of the transaction a number of times throughout this presentation.

•	What we announced today is the signing of a definitive agreement to combine our companies, but that agreement is subject to customary closing conditions and approval of the deal by both companies’ shareholders.

•	We do not anticipate any issues with these approvals and expect the transaction to close in the 4th quarter of this year.

.	| 3

Employee Town Hall Script

•	Until then, it is business as usual at Tidewater and you should see no changes in your day-to-day jobs.

•	The two companies remain separate until the transaction closes. In the meantime, GulfMark remains a competitor and it will be important to refrain from contacting their employees or sharing any information with them, unless specifically authorized to do so.

•	After the deal closes, we will begin the integration process.

•	I am confident that this will be smooth given the similarities between our businesses, our shared commitment to financial discipline and to safety and efficiency.

•	There will be some elimination of overlapping positions on both sides, but it is simply too soon to know which positions might be affected.

•	I understand this adds some uncertainty. We will be developing plans for the combined company over the next several months, and I can commit to you that we will keep employees informed throughout the process.

•	As I mentioned, there will be no changes as a result of this transaction until the deal closes.

•	You can expect to hear more about the integration plans over the coming months.

•	As this process unfolds, our main goal is to stay focused on our customers and on delivering the same level of service that our customers have come to expect from Tidewater.

•	Thank you for joining me today to discuss this exciting news for Tidewater.

•	I understand that many of you are likely to have questions about what this combination means for you. We welcome your questions and are committed to communicating honestly, accurately, and in a timely manner.

•	Outsiders may have questions too. Per our communications policy, please refrain from engaging with media or other outsiders and refer any inquiries to Jason Stanley. This policy also applies to tweets, messages or other social media posts regarding this transaction.

•	At this early stage, please understand that we may not have all the answers yet.

•	We will now open this meeting to questions.

.	| 4

Employee Town Hall Script

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Tidewater Inc. (“Tidewater”) will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Joint Proxy Statement/Prospectus”) which will include a registration statement and prospectus with respect to Tidewater’s shares of common stock to be issued in the Transaction and a joint proxy statement of Tidewater and GulfMark in connection with the Transaction. The definitive Joint Proxy Statement/Prospectus will contain important information about the proposed Transaction and related matters. STOCKHOLDERS ARE URGED AND ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Joint Proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Tidewater or GulfMark with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072, Attn: Investor Relations, by telephone at +1-713-470-5292, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, by telephone at +1-713-369-7300, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com.

PARTICIPANTS IN THE SOLICITATION

Tidewater, GulfMark and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed Transaction. Information about Tidewater’s directors is set forth in our Transition Report on Form 10-K for the transition period from April 1, 2017 to December 31, 2017, which was filed with the SEC on March 15, 2018. Information about GulfMark’s directors and executive officers is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on April 2, 2018. These documents are available free of charge at the SEC’s web site at www.sec.gov, from Tidewater by contacting Investor Relations by mail at 6002 Rogerdale Road, Suite 600, Houston, TX, 77072 Attn: Investor Relations, or by going to Tidewater’s Investor Relations page on its corporate web site at www.tdw.com, and from GulfMark by contacting Investor Relations by mail at 842 West Sam Houston Parkway North, Suite 400, Houston, TX, 77024, Attn: Investor Relations, or by going to GulfMark’s Investor Relations page on its corporate web site at www.gulfmark.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Transaction will be included in the Joint Proxy Statement/Prospectus that Tidewater intends to file with the SEC.

.	| 5